Exhibit 99.1

Execution Version

CONSENT AND FIRST AMENDING AGREEMENT

TO THE OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

THIS CONSENT AND FIRST AMENDING AGREEMENT is made as of November 24, 2021,

BETWEEN:

OBSIDIAN ENERGY LTD.

as Borrower

- and -

ROYAL BANK OF CANADA,

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL,

CANADIAN IMPERIAL BANK OF COMMERCE,

EXPORT DEVELOPMENT CANADA,

ATB FINANCIAL,

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,

NATIONAL BANK OF CANADA, and

BUSINESS DEVELOPMENT BANK OF CANADA

as Lenders

- and -

ROYAL BANK OF CANADA

as Administrative Agent on behalf of the Lenders

PREAMBLE:

A.

Pursuant to the amended and restated credit agreement made as of March 26, 2021 (the “Credit Agreement”) among Obsidian Energy Ltd., as borrower (the “Borrower”), Royal Bank of Canada (“RBC”) and each of the other financial institutions party thereto, as lenders (collectively, the “Lenders”), and RBC, as administrative agent (in such capacity, the “Agent”), the Lenders agreed to continue to provide to the Borrower the Credit Facilities.

B.

New PROP LP (a Subsidiary of the Borrower) has entered into the PROP PSA with Winter Spark Resources, Inc. pursuant to which New PROP LP proposes to acquire from Winter Spark Resources, Inc. the Remaining PROP Interest.

C.

Section 13.2(p) of the Credit Agreement provides that the Borrower will not, and will not permit any of its Subsidiaries to, inter alia, Acquire any Voting Securities or any other ownership interest in any Person (or enter into any agreement in respect of the same or make any public announcement in respect of its intention to enter into the same), if the fair market value of the property and assets (including P&NG Rights) and/or the Person(s) to be Acquired, together with the fair market value of the assets and property (including P&NG Rights) and all Persons previously Acquired by the Borrower and its Subsidiaries since the last determination or redetermination of the Borrowing Base, is greater than the Threshold Amount.

D.

As the Purchase Price (as defined in the PROP PSA) for the Remaining PROP Interest Acquisition exceeds the Threshold Amount, the Remaining PROP Interest Acquisition is not permitted under Section 13.2(p) of the Credit Agreement.

E.

The Borrower has requested that the Agent and the Lenders consent to the Remaining PROP Interest Acquisition and the Agent and the Lenders have agreed to consent to the Remaining PROP Interest Acquisition on the terms and conditions set forth herein.

F.	The Parties wish to amend and supplement the Credit Agreement on the terms and conditions herein provided.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained, the Parties agree as follows:

1.	Interpretation

1.1	In this First Amending Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Acquisition Drawdown” means the Drawdown of the Tranche A Facility contemplated by Section 5(b) hereof to occur on the First Amendment Date, the proceeds of which are to indirectly form part of the purchase price to be paid by New PROP LP to Winter Spark Resources, Ltd. pursuant to the PSA in connection with the closing of the Remaining PROP Interest Acquisition.

“Agreement” means this consent and first amending agreement, as amended, modified, supplemented or restated from time to time.

“Amended Credit Agreement” means the Credit Agreement, as amended by this Agreement.

“Co-Lead Arrangers” means, collectively, Royal Bank of Canada and The Bank of Nova Scotia and “Co-Lead Arranger” means any one of the foregoing.

“Cordova” has the meaning attributed to it in the Amended Credit Agreement.

“First Amendment Date” means the date of this Agreement.

“Intercompany Loan” has the meaning attributed to it in the Amended Credit Agreement.

“New PROP LP” has the meaning attributed to it in the Amended Credit Agreement.

“New PROP LP Subscription” has the meaning attributed to it in Section 5(d)(iv).

”New PROP SPE Constating Documents” has the meaning attributed to it in the Amended Credit Agreement.

“New PROP SPEs” has the meaning attributed to it in the Amended Credit Agreement.

“OBE Equity Proceeds” means net cash proceeds received by the Borrower from the issuance of common shares in the capital of the Borrower on or about the First Amendment Date in the amount of no less than Cdn.$20,002,875.00.

“PROP Management Agreement” has the meaning attributed to it in the Amended Credit Agreement.

“PROP PSA” has the meaning attributed to it in the Amended Credit Agreement.

“Remaining PROP Interest” has the meaning attributed to it in the Amended Credit Agreement.

“Remaining PROP Interest Acquisition” has the meaning attributed to it in the Amended Credit Agreement.

“SAF Credit Agreement” has the meaning attributed to it in the Amended Credit Agreement.

“SAF Debt Documents” has the meaning attributed to it in the Amended Credit Agreement.

“SAF Financing” means proceeds of the loan to be made by the SAF Lenders on the First Amendment Date.

“SAF Lenders” has the meaning attributed to it in the Amended Credit Agreement.

“SAF No Recourse Agreement” has the meaning attributed to it in the Amended Credit Agreement.

“Shared Services and Overhead Agreement” has the meaning attributed to it in the Amended Credit Agreement.

“Subscription Agreement” means the subscription agreement dated the First Amendment Date between Cordova and New PROP LP giving effect to the New PROP LP Subscription.

“Tranche B Principal Repayment Amount” has the meaning attributed to it in Section 5(d)(i).

For certainty, each foregoing defined term which is incorporated into this Agreement by reference that such term has the meaning attributed to it in the Amended Credit Agreement is incorporated herein notwithstanding that the effectiveness of the PROP Acquisition Consent set forth in Section 2 hereof and the amendments and supplements to the Credit Agreement set forth in Section 3 hereof are, in each case, only effective upon and are subject to the satisfaction of the conditions precedent set forth in Section 5.

1.2	Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3

The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to “Sections” are to Sections of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5	The following Schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:

Schedule A – Commitment Amounts; and

Schedule B – Borrower Group Information.

2.	Consent to the Remaining PROP Interest Acquisition. The Lenders hereby consent to the Remaining PROP Interest Acquisition (the “PROP Acquisition Consent”); provided that:

(a)	the PROP Acquisition Consent is limited solely to, and shall be effective only with respect to, the Remaining PROP Interest Acquisition; and

(b)

except as expressly provided herein and for the limited purposes herein, nothing contained herein shall waive, limit or affect: (i) any Lender Secured Obligations or (ii) any provision of the Credit Agreement or other Documents, the Hedging Agreements or the Cash Management Documents, all of which continue in full force and effect and all of which are hereby ratified and confirmed by the Borrower.

3.	Amendments to Credit Agreement.

3.1	Decrease in Tranche B Facility Commitment Amount.

(a)	The existing definition of “Tranche B Facility Commitment Amount” contained in Schedule A of the Credit Agreement is hereby deleted in its entirety and the following is hereby substituted therefor:

“”Tranche B Facility Commitment Amount” means Cdn.$[Redacted – Confidential], as such amount may be decreased pursuant to this Agreement.”

(b)	The parties hereto hereby confirm and agree that the maximum principal amount of the Tranche B Facility is hereby decreased to Cdn.$[Redacted – Confidential] from Cdn.$[Redacted – Confidential].

3.2

New Schedule B; Revised Commitment Amounts. Schedule B to the Credit Agreement is hereby deleted in its entirety and replaced with a new Schedule B which is attached hereto as Schedule A, which new Schedule B, inter alia, provides the new Tranche B Facility Commitments of each Lender after giving effect to the amendments and supplements to the Credit Agreement contemplated hereby.

3.3

Amendment to Section 12.1(a) (Formation, Organization and Power). Section 12.1(a) of the Credit Agreement is hereby amended to add “and each New PROP SPE” immediately after each reference to “Borrower Group Member” therein.

3.4	Amendment to Section 12.1(j) (Information). Section 12.1(j) of the Credit Agreement is hereby amended to add:

(a)	“or any New PROP SPE” immediately after each reference to “any Borrower Group Member”; and

(b)	“the New PROP SPEs, the SAF Debt Documents,” immediately after the words “in connection with the Borrower Group Members,”.

3.5	Amendment to Section 12.1(y) (Anti-Corruption Laws and Sanctions). Section 12.1(y) of the Credit Agreement is hereby amended to add:

(a)	“nor New PROP SPE” immediately after the words “No Borrower Group Member” where they appear in Section 12.1(y)(ii); and

(b)	“or the New PROP SPEs” immediately after each reference to “Borrower Group Members” where they appear in Section 12.1(y)(iii).

3.6

Amendment to Section 12.1 - Addition of New Representation and Warranty re: Single Purpose Entity. Section 12.1 of the Credit Agreement is hereby amended to add the following paragraph as a new paragraph (aa) immediately following the existing paragraph (z):

“(aa)	Single Purpose Entity. Prior to the New PROP SPE Conditions Removal Date:

(i)	each New PROP SPE is a Single Purpose Entity;

(ii)

other than in respect of New PROP LP, the New PROP GP is not a limited partner or general partner in any general or limited partnership or a joint venturer in any joint venture or a member in any limited liability company;

(iii)

other than in respect of New PROP LP, Cordova is not a limited partner or general partner in any general or limited partnership or a joint venturer in any joint venture or a member in any limited liability company; and

(iv)	no New PROP SPE has any indebtedness, liabilities or obligations other than pursuant to the New PROP SPE Material Agreements and the New PROP SPE Constating Documents.”.

3.7	Amendment to Section 13.1(e)(i) (Financial Statements). Section 13.1(e)(i) of the Credit Agreement is hereby deleted in its entirety and the following new subparagraph is substituted therefor:

“(i)

Financial Statements. The Borrower will furnish to the Agent a copy of (A) the Borrower’s quarterly unaudited consolidated financial statements within 45 days after the end of each of the first three fiscal quarters of the Borrower; (B) prior to the New PROP SPE Conditions Removal Date, the Borrower’s quarterly unaudited financial statements (on a combined basis excluding the New PROP SPEs) within 45 days after the end of each of the first three fiscal quarters of the Borrower; (C) the Borrower’s annual audited consolidated financial statements in respect of a fiscal year of the Borrower within 90 days following the end of such fiscal year of the Borrower; and (D) prior to the New PROP SPE Conditions Removal Date, the Borrower’s annual unaudited financial statements in respect of a fiscal year of the Borrower (on a combined basis excluding the New PROP SPEs) within 90 days following the end of such fiscal year of the Borrower.”

3.8

Amendment to Section 13.1(e)(vii) (Reporting Requirements; Other Information). Section 13.1(e)(vii) of the Credit Agreement is hereby deleted in its entirety and the following new subparagraph is substituted therefor:

“(vii)

Other Information. The Borrower will provide to the Agent such other documentation and information concerning the Borrower Group Members, the New PROP SPEs and any of their respective properties as may be requested by the Lenders, acting reasonably; and it is hereby acknowledged and agreed by the Borrower that it shall be reasonable for the Agent to, prior to the New PROP SPE Conditions Removal Date, request delivery of financial reporting with respect to the New PROP SPEs (including financial reporting with respect to the New PROP SPEs on a combined basis (that is, excluding the Borrower, the Loan Parties and the other Subsidiaries)) as is consistent with Sections 13.1(e)(i) through 13.1(e)(iii) hereof.”

3.9

Amendment to Section 13.1(n) (Material Subsidiary Designation/Security). Section 13.1(n) of the Credit Agreement is hereby deleted in its entirety and the following new subparagraph is substituted therefor:

“(n) Material Subsidiary Designation/Security. The Borrower will cause each Material Subsidiary to provide the Agent with a guarantee and the other Security listed in Section 4.1, in form and substance satisfactory to the Agent, acting reasonably, on the earlier of (i) prior to or concurrently with the provision of any guarantee or security documents by such Material Subsidiary with respect to the Existing Notes or any High Yield Notes and (ii) within 10 Banking Days of any such Subsidiary becoming a Material Subsidiary, together with such supporting documentation and legal opinions as the Agent may reasonably require. The Borrower from time to time shall be entitled to designate that a Subsidiary will be a Material Subsidiary by written notice to the Agent; provided that, any Subsidiary who: (i) prior to the New PROP SPE Conditions Removal Date, owns Borrowing Base Properties (other than the New PROP SPEs and PROP) and, from and after the New PROP SPE Conditions Removal Date, owns Borrowing Base Properties or (ii) provides a guarantee or other security documents under or in connection with the Existing Notes, any High Yield Note Indenture or any High Yield Notes, will, in each case, at all times be deemed to be a Material Subsidiary. The Borrower will ensure that, at all times, each Material Subsidiary is a direct or indirect wholly-owned Subsidiary of the Borrower.”

3.10	Amendment to Section 13.1(p) (Consolidated Assets). Section 13.1(p) of the Credit Agreement is hereby deleted in its entirety and the following new subparagraph is substituted therefor:

“(p)

Consolidated Assets. The Borrower will ensure at all times that the Borrower Group Members directly own not less than 95% of the Consolidated Tangible Assets of the Borrower and generate at least 95% of EBITDA; provided that, (x) the calculation of Consolidated Tangible Assets and EBITDA for the purposes of this Section shall only include the portion of PROP’s contribution to Consolidated Tangible Assets or EBITDA, as the case may be, equal to the Existing PROP Interests and (y) following any default or event of default, however defined, under the SAF Credit Agreement, the calculation of Consolidated Tangible Assets for the purposes of this Section shall disregard any of the Borrower or its Subsidiaries’ ownership interest in PROP.”

3.11

Amendment to Section 13.1(q) (Anti-Corruption Laws and Sanctions). Section 13.1(q) of the Credit Agreement is hereby amended to delete “Borrower Group Members and” where it appears therein and to substitute therefor “Borrower Group Members, the New PROP SPEs and, in each case,”.

3.12

Amendment to Section 13.1(r) (Excess Cash Balances). Section 13.1(r) of the Credit Agreement is hereby amended to add “(other than, prior to the New PROP SPE Conditions Removal Date, the New PROP SPEs and PROP)” immediately after the words “Borrower and its Subsidiaries” where they appear therein.

3.13	Amendment to Section 13.1(u) (PROP). Section 13.1(u) of the Credit Agreement is hereby deleted in its entirety and the following new subparagraph is substituted therefor:

“(u)	PROP. The Borrower shall ensure that at all time:

(i)	the managing partner of PROP is a Loan Party;

(ii)	the Borrower’s direct or indirect ownership interest in the Existing PROP Interest must be owned by a Loan Party;

(iii)	prior to the New PROP SPE Conditions Removal Date, the Borrower’s direct or indirect ownership interest in the Remaining PROP Interest must be owned by and through the New PROP SPEs;

(iv)	from and after the New PROP SPE Conditions Removal Date, the Borrower’s direct or indirect ownership interest in PROP must be owned by a Loan Party; and

(v)

prior to the New PROP SPE Conditions Removal Date, the Borrower shall ensure that the PROP Management Agreement between the Borrower and PROP shall remain in place; provided, however, the Borrower may transfer and assign it rights and obligations under the PROP Management Agreement to a Loan Party.”

3.14	Amendment to Section 13.1(v) (Maintenance of Accounts). Section 13.1(v) of the Credit Agreement is hereby deleted in its entirety and the following new subparagraph is substituted therefor:

“(v)

Maintenance of Accounts. The Borrower and each of its Subsidiaries (other than, prior to the New PROP SPE Conditions Removal Date, the New PROP SPEs) will at all times maintain all of their respective bank accounts with one or more of the Lenders, unless otherwise consented to by the Lenders.”

3.15	Amendment to Section 13.2(h) (Financial Assistance or Capital Contributions). Section 13.2(h) of the Credit Agreement is hereby amended by:

(a)	deleting the word “and” where it appears immediately prior to “(B)” in the proviso to such Section;

(b)	deleting “.” where it appears at the end of the proviso to such Section and to substitute the following therefor:

“; and (C) to the extent that the principal amount of the Intercompany Loan, together with the amount of all then outstanding guarantees, loans, financial assistance and capital contributions and investments which are not otherwise permitted by this Section 13.2(h), exceeds the aggregate Cdn.$[Redacted – Confidential] “basket” set forth in clause (A) above, such Cdn.$[Redacted – Confidential] “basket” shall, prior to the New PROP SPE Conditions Removal Date, be permitted to be exceeded for purposes solely of such Intercompany Loan and, provided further that, such temporary excess of such “basket” shall not exceed in aggregate Cdn.$[Redacted – Confidential].”

3.16	Amendment to Section 13.2(i) (Material Investments). Section 13.2(i) of the Credit Agreement is hereby deleted in its entirety and the following new subparagraph is substituted therefor:

“(i)

Material Investments. Other than the Intercompany Loan, the Borrower will not, and will not permit any Subsidiary to, make material investments or enter into ventures of a material nature which are outside the scope of their normal course of business.”

3.17

Amendment to Section 13.2(m) (Sanctions). Section 13.2(m) of the Credit Agreement is hereby amended to add “or any New PROP SPE” immediately after the words “Borrower Group Member” where they appear therein.

3.18

Amendment to Section 13.2(p) (Limitation on Acquisitions re: Property and Persons). Section 13.2(p) of the Credit Agreement is hereby amended to delete “The Borrower will not” where it appears therein and to substitute therefor “Other than the Remaining PROP Interest Acquisition, the Borrower will not”.

3.19

Amendment to Section 13.2(q) (Limitation on Expenditures re: Original Annual Budget). Section 13.2(q) of the Credit Agreement is hereby amended to add “(other than, prior to the New PROP SPE Conditions Removal Date, the New PROP SPEs)” immediately after “permit any of its Subsidiaries” where such words appear therein.

3.20

Amendments to Section 13.3(b) (Financial Covenants). Section 13.3(b) of the Credit Agreement is hereby amended to delete the words “as the Closing Date” where they appear therein and replacing them with “as at the First Amendment Date”.

3.21

Addition of New Section 13.5 (Specific Covenants re: New PROP SPEs). Article 13 of the Credit Agreement is hereby amended by adding the following new Section 13.5 thereto immediately following the existing Section 13.4 thereof:

“13.5 Specific Covenants re: New PROP SPEs

Prior to the New PROP SPE Conditions Removal Date, while any Obligations under the Credit Facilities are outstanding or any Accommodation under the Credit Facilities remains available:

(a)

Legal Existence. The Borrower will do or will cause to be done all things necessary to preserve and keep in full force and effect each New PROP SPE’s existence in good standing under the Law of its jurisdiction of formation, except as otherwise specifically permitted by this Agreement.

(b)	Maintenance of Limited Liability. The Borrower will do or will cause to be done all things necessary to:

(i)	ensure that each of Cordova and the New PROP GP are at all times a business corporation with limited liability subsisting under the laws of the Province of Alberta; and

(ii)	ensure that New PROP LP is as all times a partnership with limited liability subsisting under the laws of the Province of Alberta.

(c)	Single Purpose Entity Matters. Each New PROP SPE shall:

(i)	be a Single Purpose Entity and will conduct its business as an entity separate and distinct from any other Person (other than the other New PROP SPEs);

(ii)	not acquire any assets, incur any liability or carry on any activity (or fail to do so) which would result in it ceasing to be a Single Purpose Entity; and

(iii)

in the case of New PROP LP, maintain its existence in good standing as a “Canadian partnership” (or similar “flow through” Person which is not a “non-resident” of Canada) for the purposes of the Income Tax Act (Canada).

(d)

Ownership Structure. The Borrower will not, and will not permit any of its Subsidiaries to, make any change to the ownership structure of the New PROP SPEs as in effect on the First Amendment Date; for certainty, and without limiting the foregoing, (i) no New PROP SPE shall merge, amalgamate, consolidate, liquidate or wind-up into or with the Borrower, its Subsidiaries (including any other New PROP SPE), PROP or any other another Person; and (ii) the Borrower will ensure that, at all times, each Material Subsidiary is a direct or indirect wholly-owned Subsidiary of the Borrower.

(e)

Single Purpose Entity Representation Continues to be True. The Borrower shall, and shall cause its Subsidiaries to, conduct its business operations such that the representations and warranties in Section 12.1(aa) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made).

(f)	Limitations on Further Investments in, Transactions with and Dispositions into, the New PROP SPEs. The Borrower will not, and will not permit any Subsidiary (but excluding any New PROP SPEs) to:

(i)

directly or indirectly, make any Disposition of any of its property (including any transfers of cash and Cash Equivalents) to any New PROP SPE, provide any guarantee of the obligations of any New PROP SPE, provide any loans other financial assistance to any New PROP SPE or make any contributions of capital or any other forms of equity investment in any New PROP SPE, in each of the foregoing cases, other than which are expressly contemplated to be made or provided on the First Amendment Date under and pursuant to the New PROP SPE Material Agreements;

(ii)	make any investments in, or enter into ventures with, any of the New PROP SPEs other than those expressly contemplated under and pursuant to the New PROP SPE Material Agreements;

(iii)

enter into any transaction with the New PROP SPEs, including the purchase, sale or exchange of any property or the rendering of any services, with any of its shareholders or with any of its Affiliates, or with any of its or their directors or officers, or enter into, assume or suffer to exist any employment, consulting or analogous agreement or arrangement with any such shareholder or Affiliate or with any of its directors or officers, except for: (A) the New PROP SPE Material Agreements; and (B) for a transaction or agreement or arrangement which is expressly contemplated under and pursuant to the New PROP SPE Material Agreements and which is otherwise in the ordinary course of business of the applicable New PROP SPE and which is upon fair and reasonable terms not less favourable to the applicable New PROP SPE than it would obtain in comparable arms-length transaction; or

(iv)

make any Drawdown for the purpose of, or use the proceeds of any Drawdown for, any of the foregoing, except, for greater certainty, as expressly contemplated to be used on the First Amendment Date under and pursuant to the New PROP SPE Material Agreements.

g)	Notices relating to New PROP SPE Material Agreements. The Borrower shall, as soon as reasonably practical, promptly deliver to the Agent:

(i)	upon having actual knowledge of any default or event of default under, or notice of termination of, any New PROP SPE Material Agreement or any New PROP SPE Constating Document;

(ii)	upon having actual knowledge of any failure by any party to a New PROP SPE Material Agreement or any New PROP SPE Constating Document to perform any of their material obligations thereunder;

(iii)	upon having actual knowledge of any assignment of a New PROP SPE Material Agreement by any party thereto;

(iv)

upon receipt of or having sent any material notices, demand or other material communications received or sent by any of the New PROP SPEs under any New PROP SPE Material Agreement or any New PROP SPE Constating Document (excluding any notices, demands or other material communications which are received or sent in the ordinary course of business and relate to matters which are not adverse to the interests of the Lenders in any material respect); and

(v)

upon having actual knowledge of any proposed material amendment to, or material consent or waiver under, any New PROP SPE Material Agreement or any New PROP SPE Constating Document (provided that, in any event, the Borrower shall have provided to the Agent the officer’s certificate referred to below at least ten Banking Days (or such shorter period as the Agent may agree, acting reasonably) prior to the entering into of such material amendment, consent or waiver under), an officer’s certificate of the Borrower describing in detail, in the case of subparagraphs (i), (ii), (iii) and (v) above, such default, event of default, notice of termination, failure, assignment or proposed amendment, consent or waiver, as the case may be, or attaching a copy of, in the case of subparagraph (iv) above, such notice, demand or other material communication and shall, in the case of subparagraph (v) above, deliver to the Agent a certified copy of such amendment, consent or waiver within five Banking Days (or such longer period as the Agent may agree, acting reasonably) of the applicable New PROP SPE entering into same.

(h)

Limit on Certain Amendments to New PROP SPE Material Agreements and New PROP SPE Constating Documents. The Borrower shall not, nor shall it permit any Subsidiary (including for certainty any New PROP SPE) to, amend, supplement, restate or otherwise modify (or provide any waiver or consent to like effect):

(i)	any of the following provisions of the PROP Partnership Agreement:

(A)	Articles 4, 5, 9, 11, 15 or 16;

(B)	section 3.1 or section 7.10; and

(C)

any definitions in section 1.1 of the PROP Partnership Agreement, if such definition is used in any of the foregoing provisions and such amendment, supplement, modification or waiver would have the effect of amending, modifying or waiving such foregoing provision in a manner which would contravene the amendment, supplement, modification or waiver restrictions described above;

(ii)	any of the following provisions of the SAF Debt Documents:

(A)	the definitions of “Finance Documents”, “Security” and “Security Documents” each as set forth in Section 1.1 of the SAF Credit Agreement;

(B)	section 5.16 of the security agreement dated as of the First Amendment Date made by the New PROP LP to and in favour of SAF Agent for the benefit of the SAF Secured Parties;

(C)

in addition to the definitions referred to in Section 13.5(h)(ii)(A), any other definitions in section 1.1 of the SAF Debt Documents, if such definition is used in any of the foregoing provisions and such amendment, supplement, modification or waiver would have the effect of amending, modifying or waiving such foregoing provision in a manner which would contravene the amendment, supplement, modification or waiver; and

(D)	in the case of a SAF Debt Document that is entered into after the First Amendment Date, contain any provision that is contrary to the provisions of this Section 13.5;

(iii)	any of the following provisions of the New PROP SPE Constating Documents:

(A)	the definitions of “Independent Director”, “Material Action” and “SAF No Recourse Agreements” set forth in section 1.1 of the New PROP LPA;

(B)	any provision of the articles of the New PROP GP;

(C)	any provision of the articles of Cordova;

(D)	Article 4 or Article 5 of the New PROP LPA; and

(E)

in addition to the definitions referred to in Section 13.5(h)(iii)(A), any other definitions in section 1.1 of the New PROP LPA, if such definition is used in any of the foregoing provisions and such amendment, supplement, modification or waiver would have the effect of amending, modifying or waiving such foregoing provision in a manner which would contravene the amendment, supplement, modification or waiver restrictions described above;

(iv)	any of the following provisions of the PROP Management Agreement:

(A)	section 2.1 and section 2.9;

(B)	Article 8; and

(C)

any definitions in section 1.1 of the PROP Management Agreement, if such definition is used in any of the foregoing provisions and such amendment, supplement, modification or waiver would have the effect of amending, modifying or waiving such foregoing provision in a manner which would contravene the amendment, supplement, modification or waiver restrictions described above;

(v)	any of the following provisions of the Shared Services and Overhead Agreement:

(A)	the definitions of “Manager Group”, “Reimbursable Costs”, “Separateness Restrictions” and “Shared Services” each as set forth in section 1.1 of the Shared Services and Overhead Agreement;

(B)	section 2.1;

(C)	Article 3, Article 6 and Article 7; and

(D)

in addition to the definitions referred to in Section 13.5(h)(v)(A), any other definitions in section 1.1 of the Shared Services and Overhead Agreement, if such definition is used in any of the foregoing provisions and such amendment, supplement, modification or waiver would have the effect of amending, modifying or waiving such foregoing provision in a manner which would contravene the amendment, supplement, modification or waiver restrictions described above;

(vi)	the definition of “Principal Amount” in the Intercompany Loan Agreement;

(vii)	any amendment, supplement, modification or waiver of the Intercompany Loan Agreement which would have the effect of forgiving or reducing any of the indebtedness outstanding thereunder; or

(viii)

any other provision of the New PROP SPE Material Agreements not specifically identified above if such amendment, supplement, restatement, modification, waiver or consent (as applicable) would have or would reasonably be expected to have a Material Adverse Effect or would be material and adverse to the rights or interests of the Agent, the Lenders, the Swap Lenders or the provider(s) of Cash Management Arrangements and Cash Management Services; including, without limitation, any amendment to the maturity date of the credit facility under the SAF Credit Agreement to the extent that such amendment would shorten the term thereof.

(i)

Limit on Refinancing, Replacement or Restructuring of SAF Debt Documents. The Borrower shall not, nor shall it permit any Subsidiary (including for certainty any New PROP SPE) to, refinance, replace or restructure all or any portion of the indebtedness, liabilities or obligations under the SAF Debt Documents (or provide any waiver or consent to like effect) unless, concurrently with any such replacement, refinancing or restructuring of the SAF Debt Documents, the Person(s) party to the agreements or other instruments giving effect to such replacement, refinancing or restructuring have entered into and delivered, or are subject to, a no recourse agreement substantially in form and substance the same as the SAF No Recourse Agreements.

3.22

Amendment to Section 14.1(d) (Event Default; Breach of Certain Covenants). Section 14.1(d) of the Credit Agreement is hereby amended to delete “or 13.3” where it appears in such Section and to substitute “, 13.3 or 13.5” therefor.

3.23	Amendments to Schedule A re: Addition of New Defined Terms. The following definitions are hereby added to Schedule A of the Credit Agreement in their appropriate alphabetical order:

“Cordova” means Cordova Gas Resources Ltd., a corporation subsisting under the laws of the Province of Alberta.

“Existing PROP Interest” means the 55% partnership interest in PROP held, as of the First Amendment Date by Penn West Sandhill Crane Ltd. and Penn West Norther Harrier Partnership.

“First Amendment Date” means November 24, 2021.

“Independent Director” means a natural person who is determined by the board of directors of a Person that is a corporation (acting reasonably and after receiving the advice of outside counsel to such corporate Person) to be “independent” within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators; provided, however, that any director of such corporate Person who is, or has been at any time during the five years preceding such person’s appointment as a director of such corporate Person, a director, officer or employee of an Affiliate of such corporate Person or of any Person who beneficially owns, or exercises control or direction over, 10% or more of the voting securities of such corporate Person or any Affiliate of such corporate Person, shall be deemed to not be an Independent Director.

“Intercompany Loan” means the intercompany loan made by the Borrower to Cordova in the principal amount of Cdn.$20,002,875.00 pursuant to the Intercompany Loan Agreement.

“Intercompany Loan Agreement” means the promissory note due on demand issued by Cordova in favour of the Borrower.

“New PROP GP” means the general partner of New PROP LP which, as of the First Amendment Date, is PROP Energy 45 GP Ltd., a corporation subsisting under the laws of the Province of Alberta.

“New PROP LP” means PROP Energy 45 Limited Partnership, a limited partnership established under the laws of the Province of Alberta.

“New PROP LPA” means the limited partnership agreement for the Prop Energy 45 Limited Partnership made effective on November 1, 2021 between the New PROP GP and Cordova, as amended and restated by the amended and restated limited partnership agreement for the Prop Energy 45 Limited Partnership made effective on November 19, 2021 between the New PROP GP and Cordova.

“New PROP SPEs” means, collectively, the New PROP GP, Cordova and New PROP LP.

“New PROP SPE Conditions Removal Date” means the date on which all indebtedness under the SAF Debt Documents have been repaid to the SAF Lender in full and the SAF Credit Agreement has been terminated and cancelled in accordance with its terms.

“New PROP SPE Constating Documents” means the New PROP LPA and the constating documents for the other New PROP SPEs (including any unanimous shareholders agreement that may be applicable thereto and, for certainty, the articles and bylaws thereof).

“New PROP SPE Material Agreements” means, collectively, the following: (a) the SAF Debt Documents; (b) the PROP Management Agreement; (c) the PROP PSA; (d) the Shared Services and Overhead Agreement; (e) the Intercompany Loan Agreement; (f) the Subscription Agreement; (g) the PROP AMI Agreement; and (h) the PROP Allocation Agreement, and “New PROP SPE Material Agreement” means any one of the foregoing.

“PROP Allocation Agreement” means the allocation agreement made as of the First Amendment Date between Winter Spark Resources, Inc., Penn West Northern Harrier Partnership, Penn West Sandhill Crane Ltd. and acknowledged by New PROP LP at closing of the Remaining PROP Interest Acquisition.

“PROP AMI Agreement” means the area of mutual interest agreement dated June 1, 2010, initially between the Borrower and Winter Spark Resources, Inc., as Winter Spark Resources, Inc.’s interest was assigned and novated to New PROP LP on the First Amendment Date pursuant to the assignment and novation agreement in respect of Winter Spark Resources, Inc.’s interest in and to the foregoing area of mutual interest agreement.

“PROP Management Agreement” means the administration and operating services agreement dated as of June 1, 2010 between the Borrower and PROP.

“PROP PSA” means the partnership interest purchase and sale agreement dated November 2, 2021 between Winter Spark Resources, Inc., as vendor, and New PROP LP, as purchaser, including all exhibits, schedules and annexes thereto.

”Remaining PROP Interest” means all of Winter Spark Resources, Inc.’s partnership units in PROP (being the 45.00% remaining interest in PROP that prior to the closing of the Remaining PROP Interest Acquisition the Borrower does not, directly or indirectly, own) to be acquired under the Remaining PROP Interest Acquisition pursuant to the PROP PSA.

“Remaining PROP Interest Acquisition” means the acquisition on the First Amendment Date by New PROP LP from Winter Spark Resources, Inc. of the Remaining PROP Interest pursuant to the PROP PSA.

“SAF Agent” means SAF Jasper LP, as administrative agent under the SAF Credit Agreement.

“SAF Credit Agreement” means the credit agreement dated as of the First Amendment Date between New PROP LP, as borrower, the New PROP GP, as guarantor, the SAF Agent and the SAF Lenders.

“SAF Debt Documents” means the SAF Credit Agreement, the SAF Derivatives Agreements, the SAF Security Documents and the other Finance Documents (under and as defined in the SAF Credit Agreement as of the First Amendment Date).

“SAF Derivatives Agreements” has the meaning attributed to it in the SAF Credit Agreement as of the date hereof.

“SAF Lenders” means, initially, SAF Jasper LP, as lender under the SAF Credit Agreement and includes any other Person or Persons which become lenders under the SAF Credit Agreement.

“SAF No Recourse Agreement” means the no recourse agreement dated the First Amendment Date by the SAF Agent (on behalf of the SAF Secured Parties) to and in favour of the Agent, the Lenders and the Borrower, its Subsidiaries (other than the New PROP SPEs) and PROP.

“SAF Secured Parties” means, collectively, the SAF Agent, the SAF Lenders and the Derivatives Lenders (as defined in the SAF Credit Agreement as of the First Amendment Date).

“SAF Security Documents” has the meaning attributed to it in the SAF Credit Agreement as of the date hereof.

“Shared Services and Overhead Agreement” means the shared services and overhead agreement dated as of the First Amendment Date among the Borrower and the New PROP SPEs.

“Single Purpose Entity” means a Person which:

(a)

Does not engage, directly or indirectly, in any business unrelated to the ownership of the Remaining PROP Interest and, in the case of a Person which is a partnership, whose general partner(s) does not engage directly or indirectly in any such business;

(b)	does not have any assets other than:

(i)	in the case of New PROP LP, its ownership of the Remaining PROP Interest;

(ii)	in the case of Cordova, its limited partnership interest in New PROP LP; and

(iii)	in the case of the New PROP GP, its general partner interest in New PROP LP;

(c)

does not have any liabilities, obligations or indebtedness other than those which it has on the First Amendment Date under and pursuant to the New PROP SPE Material Agreements and the New PROP SPE Constating Documents;

(d)

maintains its own separate books and records and its own accounts, in each case which are separate and apart from the books and records and accounts of any other Person, including, in the case of New PROP LP, its partners;

(e)

holds itself out as being a Person, separate and apart from any other Person, other than, in the case of New PROP LP, its partners and which corrects any known misunderstanding regarding its separate identities;

(f)	does not commingle its assets with those of any other Person, other than, in the case of New PROP LP, the New PROP GP;

(g)

conducts its own business in its own name, enters into its contracts and incurs its liabilities in its own name and acquires and holds assets in its own name, or in the case of New PROP LP, by and through the New PROP GP;

(h)	does not have a legal name that includes the word “Obsidian” or the letters “OBE”;

(i)	is party to the Shared Services and Overhead Agreement;

(j)	uses separate stationery, invoices, cheques and other similar items used in “day-to-day” operations from those of any other Person;

(k)	maintains separate financial statements apart from the financial statements of any other Person;

(l)

in the case of Cordova and the New PROP GP, has one or more Independent Directors whose vote on, or authorization the taking of, any “Material Action” under and as defined in the articles of incorporation of Cordova and the New PROP GP is required; and

(m)	pays its own liabilities out of its own funds or such liabilities have been assumed by others and are paid by them.

3.24	Amendments to Schedule A re: Existing Defined Terms.

(a)

Amendment to Definition of “Consolidated Total Debt”. The definition of “Consolidated Total Debt” in Schedule A of the Credit Agreement is hereby deleted in its entirety and the following new definition is substitute therefor:

“Consolidated Total Debt” means all Debt of the Borrower which, in accordance with GAAP, would be recorded in the Borrower’s financial statements (including the notes thereto); provided that, prior to the New PROP SPE Conditions Removal Date, “Consolidated Total Debt” shall exclude all Debt of the New PROP SPEs.

(b)

Amendment to Definition of “EBITDA”. The definition of “EBITDA” in Schedule A of the Credit Agreement is hereby amended to delete the “.” at the end of such definition and to substitute therefor the following: “;

provided that, prior to the New PROP SPE Conditions Removal Date, EBITDA attributable to the New PROP SPEs shall be excluded from the determination of EBITDA except to the extent of cash distributions actually received by the Borrower from the New PROP SPEs.”.”

(c)

Amendment to Definition of “Excess Cash”. The definition of “Excess Cash” in Schedule A of the Credit Agreement is hereby amended to add the words “(other than, prior to the New PROP SPE Conditions Removal Date, the New PROP SPEs and PROP)” immediately after the words “Borrower and its Subsidiaries” where they appear therein.

(d)

Amendment to Definition of “Excluded Equity Issues”. The definition of “Excluded Equity Issues” in Schedule A of the Credit Agreement is hereby deleted in its entirety and the following new definition is substitute therefor:

“Excluded Equity Issues” means equity securities issued:

(a)	by the Borrower in connection with non-cash, stock-based compensation to directors, officers and employees of the Borrower or any other Loan Party; and

(b)         by one Loan Party to another Loan Party.

(e)

Amendment to Definition of “Material Subsidiary”. The definition of “Material Subsidiary” in Schedule A of the Credit Agreement is hereby amended to delete “provided that PROP shall not be a Material Subsidiary” and to substitute therefor the following:

“; provided that, prior to the New PROP SPE Conditions Removal Date, PROP and each New PROP SPE shall not be a Material Subsidiary”.

(f)

Amendment to Definition of “PROP Partnership Agreement”. The definition of “Prop Partnership Agreement” in Schedule A of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“PROP Partnership Agreement” means the partnership agreement dated as of June 1, 2010, initially, by and between Penn West Northern Harrier Partnership, Penn West Sandhill Crane Ltd. and Winter Spark Resources, Inc., as the initial partners, as Winter Spark Resources, Inc.’s interest was assigned and novated to New PROP LP on the First Amendment Date pursuant to the assignment and novation agreement in respect of Winter Spark Resources, Inc.’s interest in and to the foregoing partnership agreement, and as amended and restated pursuant to the second amended and restated partnership agreement for the Peace River Oil Partnership amended and restated as of the First Amendment Date, by and between Penn West Northern Harrier Partnership, Penn West Sandhill Crane Ltd. and New PROP LP.”

3.25	New Schedule H. Schedule H to the Credit Agreement is hereby deleted in its entirety and replaced with a new Schedule H which is attached hereto as Schedule B.

4.	Funding of Outstanding Accommodations to Reflect Decreased Tranche B Facility Commitment Amount.

4.1

Funding of Outstanding Accommodations under the Tranche B Facility. In order to give effect to the decreased Tranche B Facility Commitment Amount contemplated hereby, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Accommodations) to give effect to the decrease in the Tranche B Facility and the decreased Tranche B Facility Commitment Amount and to ensure that the aggregate Obligations owing to each Lender under the Tranche B Facility are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations under the Tranche B Facility after giving effect to such decreased Tranche B Facility Commitment Amount.

5.

Conditions Precedent. The PROP Acquisition Consent and the amendments and supplements to the Credit Agreement contained in Section 3 herein are, in each case, only effective upon and are subject to the satisfaction of the following conditions precedent:

(a)	the Borrower shall have:

(i)

paid to the Agent, on account of each of the Co-Lead Arrangers, an arrangement fee in an amount equal to Cdn.$[Redacted – Confidential] to each Co-Lead Arranger (that is, a total arrangement fee of Cdn.$[Redacted – Confidential]); and

(ii)

paid to the Agent, on account of each of the Lenders, a fee in an amount in Canadian Dollars equal to [Redacted – Confidential] bps of the aggregate amount of each such Lender’s Individual Commitment Amount after giving effect to the repayment and cancellation of the Tranche B Facility and the reduction of the Tranche B Facility Commitment Amount, in each case, as contemplated hereby;

(b)

the Borrower shall have delivered to the Agent a Notice of Borrowing in accordance with the Credit Agreement requesting a Drawdown of the Tranche A Facility in an amount at least equal to the OBE Equity Proceeds (provided that, in no event shall the principal amount of such Drawdown exceed the difference between the adjusted purchase price required for the Remaining PROP Interest Acquisition and the proceeds from the SAF Financing);

(c)

the Borrower shall have delivered an irrevocable Notice of Repayment in accordance with the Credit Agreement to permanently repay and cancel the Tranche B Facility Commitment Amount by an amount equal to at least Cdn.$[Redacted – Confidential], and the Borrower shall have made such repayment and cancellation, including any accrued and unpaid interest on the principal amount of such repaid Tranche B Facility;

(d)

the Agent, the Co-Lead Arrangers and Lenders’ Legal Counsel shall be satisfied that each of the following has occurred, or will occur, prior to or substantially concurrently with the effectiveness of the amendments and supplements to the Credit Agreement contemplated hereby:

(i)

the Borrower shall have received OBE Equity Proceeds in the amount of no less than Cdn.$[Redacted – Confidential], which, prior to the funding of the Acquisition Drawdown, shall have been used to make a permanent reduction and rateable repayment of the obligations under the Existing Notes and the outstanding Accommodations under the Tranche B Facility in accordance with Section 3.5(g) of the Credit Agreement (the principal amount of the Tranche B Facility being so permanently reduced and repaid, the “Tranche B Principal Repayment Amount”);

(ii)	New PROP LP shall have received net proceeds in the amount of no less than Cdn.$[Redacted – Confidential] from a drawdown made under or pursuant to the SAF Credit Agreement;

(iii)	the Borrower shall use a portion of the proceeds of the Acquisition Drawdown to make the Intercompany Loan to Cordova;

(iv)

the proceeds of the Intercompany Loan received by Cordova shall have been used by Cordova to make a subscription for limited partnership units in New PROP LP pursuant to the Subscription Agreement (the “New PROP LP Subscription”); and

(v)

the proceeds received by New PROP LP pursuant to the New PROP LP Subscription and under the SAF Credit Agreement, together with any Share Consideration (under and as defined in the PROP PSA), shall be in an amount sufficient to complete the Remaining PROP Interest Acquisition, and the Agent and the Lenders shall have received an officer’s certificate of the Borrower certifying the foregoing, such officer’s certificate in form and substance satisfactory to the Agent, acting reasonably;

(e)	Lenders’ Legal Counsel and the Financial Advisor shall each have received payment of all then outstanding fees, disbursements and charged expenses of Lenders’ Legal Counsel and the Financial Advisor;

(f)

the Agent, for and on behalf of the Lenders, shall have received an officer’s certificate of the Borrower attaching thereto certified true, correct and complete copies of the following agreements, instruments and documents, as the case may be, each of which are in form and substance satisfactory to the Majority Lenders, each acting reasonably:

(i)	the New PROP SPE Constating Documents;

(ii)	the SAF Credit Agreement and the SAF Security Documents;

(iii)	the PROP Management Agreement;

(iv)	the PROP PSA and all other material documentation relating to the Remaining PROP Interest Acquisition, including the Mutual Release (as defined in the PROP PSA) (the “PROP Acquisition Documents”);

(v)	the Shared Services and Overhead Agreement;

(vi)	the Intercompany Loan Agreement;

(vii)	the Subscription Agreement;

(viii)	the PROP AMI Agreement; and

(ix)	the PROP Allocation Agreement;

(g)	the Agent, for and on behalf of the Lenders, shall have received an officer’s certificate of the Borrower attaching thereto certified true, correct and complete copies of the other SAF Debt Documents;

(h)

an amendment and restatement agreement to the PROP Partnership Agreement shall have been delivered in escrow, to be released on the First Amendment Date, which amending agreement will remove: (i) Section 17.5 thereof (that is, to remove the provisions in the PROP Partnership Agreement relating to the ROFR (as defined in the PROP Partnership Agreement) and the tag along rights); and (ii) Section 17.6 thereof (that is, to remove the provisions in the PROP Partnership Agreement relating to the compulsory buy/sell (shotgun) applicable if the management committee has not approved an approved annual budget by unanimous approval in certain circumstances), which amending agreement shall be in form and substance satisfactory to the Co-Lead Arrangers, the Agent and Lenders’ Legal Counsel, and the Agent and the Lenders shall have received an officer’s certificate of the Borrower attaching thereto a certified true, correct and complete copy thereof;

(i)

the Agent and the Lenders shall have received satisfactory evidence that (i) all board of director, shareholder, board of manager and member action on behalf of the parties to the agreements related to the Remaining PROP Interest Acquisition necessary under applicable Law in order to approve and consummate the Remaining PROP Interest Acquisition shall have been duly taken and (ii) all necessary authorizations, consents, approvals, registrations or other actions by or notices to or filings with any court or administrative or governmental authority or other Person required to be obtained under this Agreement or in order to consummate the Remaining PROP Interest Acquisition shall final and in full force and effect, and the Agent and the Lenders shall have received an officer’s certificate of the Borrower attaching thereto a certified true, correct and complete copy thereof;

(j)

receipt by the Agent, for and on behalf of the Lenders, of a fully executed copy of the SAF No Recourse Agreement, which shall be in form and substance satisfactory to the Agent and Lenders’ Legal Counsel, each in their sole and absolute discretion, and Agent shall have received an officer’s certificate from an officer of the Borrower attaching thereto a certified true and complete copy of the SAF No Recourse Agreement;

(k)

receipt by the Agent, for and on behalf of the Lenders, of a fully executed copy of an amendment to the Amended, Restated and Consolidated Note Purchase Agreement, which shall be in form and substance satisfactory to the Agent and Lenders’ Legal Counsel, each in their sole and absolute discretion, and Agent shall have received an officer’s certificate from an officer of the Borrower attaching thereto a certified true and complete copy of such amendment to the Amended, Restated and Consolidated Note Purchase Agreement;

(l)

receipt by the Agent, for and on behalf of the Lenders, of a legal opinion from Bennett Jones LLP and/or other legal counsel to the New PROP SPEs, in form and substance satisfactory to the Co-Agents, each acting reasonably, with respect to the non-consolidation of the Borrower and the New PROP SPEs;

(m)

the Remaining PROP Interest Acquisition shall have been completed in accordance with the PROP PSA (or will be completed upon payment of the purchase price thereunder, and as described therein) and the other PROP Acquisition Documents without any termination thereof or any amendments thereto or waivers of, or consents under, the conditions and other provisions thereof which are materially adverse to the interests of the Lenders (and the Agent shall have received evidence thereof satisfactory to the Agent, acting reasonably), unless previously consented to by the Majority Lenders in writing (such consent not to be unreasonably withheld, delayed or conditioned); in addition to and without limiting the generality of the foregoing, the Borrower shall have delivered to the Agent and the Lenders an officer’s certificate of an officer of the Borrower attaching a copy of each authorization that is a condition precedent under any PROP Acquisition Document (if applicable) and certifying as to the foregoing and that:

(i)

all consents and approvals required to complete the Remaining PROP Interest Acquisition have been obtained, and all conditions precedent to the completion of the Remaining PROP Interest Acquisition under the PROP Acquisition Documents have been, or will be upon giving effect to the payment of the purchase price thereunder, as described therein, satisfied, except as waived in accordance with (ii) below;

(ii)

there has been no termination or material amendment of, or waiver or consent by any New PROP SPE under, any PROP Acquisition Document which is materially adverse to the interests of the Lenders, unless previously consented to by the Majority Lenders in writing (such consent not to be unreasonably withheld, delayed or conditioned); and

(iii)

the Remaining PROP Interest Acquisition has been, or will be, financed using: (A) the proceeds received by New PROP LP pursuant to the New PROP LP Subscription and under the SAF Credit Agreement; and (B) if applicable, Share Consideration (as defined in the PROP PSA);

(n)

no Default or Event of Default shall have occurred and be continuing as of the First Amendment Date or shall result from or exist immediately after the coming into effect of the PROP Acquisition Consent, the amendments and supplements to the Credit Agreement contemplated hereby and the completion of the Remaining PROP Interest Acquisition, and the Agent shall have received an officer’s certificate from an officer of the Borrower certifying the same to the Agent and the Lenders;

(o)

each of the representation and warranties set out in Section 12.1 of the Credit Agreement, as amended by this Agreement, shall be true and correct in all material respects (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which shall be true and correct in all respects), and the Agent shall have received an officer’s certificate from an officer of the Borrower certifying the same to the Agent and the Lenders; and

(p)

receipt by the Agent of all such other agreements, certificates, declarations, opinions and other documents as are reasonably required by the Agent to confirm or establish the completion or satisfaction of the foregoing.

The foregoing conditions precedent are for the sole benefit of the Agent and the Lenders and may be waived, in whole or in part and with or without further conditions, in the sole discretion of the Agent and the Lenders.

6.

Conditions Subsequent. The PROP Acquisition Consent and the amendments and supplements to the Credit Agreement contained in Section 3 herein shall automatically become null and void and of no effect without any further action or step being required, and an Event of Default under the Credit Agreement shall be deemed to have automatically occurred, if the Borrower has not caused the following to have been delivered to the Agent on or prior to December 10, 2021 (or such longer period as the Agent may agree):

(a)

a securities pledge agreement entered into between Penn West Northern Harrier Partnership and the Collateral Trustee granting a security interest in its general partner interests in PROP, in form and substance satisfactory to the Agent and Lenders’ Legal Counsel, each acting reasonably;

(b)

a securities pledge agreement between Penn West Sandhill Crane Ltd. and the Collateral Trustee granting a security interest in its general partner interests in PROP, in form and substance satisfactory to the Agent and Lenders’ Legal Counsel, each acting reasonably;

(c)

an officer’s certificate from Penn West PROP Holdco Ltd. (with respect to itself and in its capacity as the general partner of Penn West PROP Limited Partnership, a partner of Penn West Northern Harrier Partnership) attaching (i) certified copies of its articles and by-laws and any unanimous shareholders agreement applicable to it; (ii) the limited partnership agreement of Penn West PROP Limited Partnership; (iii) certified copies of all applicable shareholder and partner resolutions authorizing the securities pledge agreement to which Penn West Northern Harrier Partnership is to be a party pursuant to Section 6(a) hereof and the transactions thereunder; and (iv) a certificate of incumbency in respect of the persons executing and delivering the securities pledge agreement to which Penn West Northern Harrier Partnership is to be a party pursuant to Section 6(a) hereof;

(d)

an officer’s certificate from Penn West Sandhill Crane Ltd. (with respect to itself and on behalf of Penn West Northern Harrier Partnership) attaching (i) certified copies of its articles and by-laws and any unanimous shareholders agreement applicable to it; (ii) the limited partnership agreement of Penn West Harrier Partnership; (iii) certified copies of all applicable resolutions authorizing the securities pledge agreement to which it is to be a party pursuant to Section 6(b) hereof and the transactions thereunder; (iv) certified copies of all applicable shareholder and resolutions authorizing the securities pledge agreement to which Penn West Northern Harrier Partnership is to be a party pursuant to Section 6(a) hereof and the transactions thereunder; and (v) a certificate of incumbency in respect of the persons executing and delivering the securities pledge agreement to which it is to be a party pursuant to Section 6(b) hereof and pursuant to which Penn West Northern Harrier Partnership is to be a party pursuant to Section 6(a) hereof;

(e)

a current certificate of status, good standing or compliance, as the case may be, in respect of the jurisdiction of formation or subsistence for each of Penn West Sandhill Crane Ltd., Penn West PROP Holdco Ltd. and Penn West Northern Harrier Partnership, dated on or about the date of the delivery of the agreements referred to in Sections 6(a) and 6(b) above;

(f)

original unit certificates in PROP issued to Penn West Sandhill Crane Ltd. and Penn West Northern Harrier Partnership, together with executed and undated partnership transfers, each delivered to the Collateral Trustee; and

(g)	a legal opinion from counsel to the Borrower with respect to the foregoing in form and substance as may be required by the Agent and Lenders’ Legal Counsel, each acting reasonably.

The foregoing conditions subsequent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Majority Lenders, in whole or in part (with or without terms and conditions). In addition, the Borrower hereby acknowledges, confirms and agrees that the agreements to be delivered by it pursuant to Sections 6(a) and 6(b) above constitute “Security” (under and as defined in the Amended Credit Agreement).

7.

Representations and Warranties. To confirm each Lender’s understanding concerning the Borrower and its business, properties and obligations, and to induce the Agent and each Lender to enter into this Agreement, the Borrower hereby reaffirms to the Agent and each Lender that, as of the First Amendment Date, its representations and warranties contained in Section 12.1 of the Credit Agreement, as amended by this Agreement, and except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects and additionally represents and warrants as follows on the First Amendment Date:

(a)	it has full corporate power and capacity to enter into this Agreement and to perform its obligations hereunder and under the Credit Agreement, as amended by this Agreement;

(b)	this Agreement, and the performance by it of its obligations under the Credit Agreement, as amended by this Agreement:

(i)	have been duly authorized, executed and delivered by it; and

(ii)

do not conflict with or contravene or constitute a default or create a Lien, other than a conflict, contravention, default or Lien which would not reasonably be expected to have a Material Adverse Effect or a Lien which is a Permitted Encumbrance, under:

(A)	its constating documents, by-laws, any resolution of its Directors or any shareholders’ or partnership agreement in respect of the Borrower;

(B)	any agreement or document to which it is a party or by which any of its property is bound; or

(C)	any applicable Law;

(c)

the Amended Credit Agreement constitutes a valid and binding obligation of the Borrower, and is enforceable against the Borrower in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors’ rights generally and by general principles of equity;

(d)	no Default or Event of Default has occurred and is continuing;

(e)

no Loan Party has, directly or indirectly, (i) paid or has agreed to pay any fees or other consideration to, or for the benefit of, any holder of the Existing Notes party to, or subject to, the Amended, Restated and Consolidated Note Purchase Agreement other than a fee not greater than the fees payable to the Agent, the Lenders and the Co-Lead Arrangers pursuant to 5(a) hereof, (ii) adopted or has agreed to adopt any other changes to the terms of the Existing Notes and the Amended, Restated and Consolidated Note Purchase Agreement, or to provide more favorable terms to any holder of an Existing Note or (iii) agreed to any increase in the applicable interest rates for the applicable Existing Notes, utilization fees or other similar fee, in each case, in connection with obtaining the consent or approval of any holder of an Existing Note to amendments substantially the same as the consent and amendments set forth in this Agreement;

(f)	the Borrower is authorized to issue an unlimited number of its common shares; and

(g)	the Intercompany Loan constitutes Collateral as defined in the Intercreditor Agreement.

8.

Continuing Effect. Each of the parties hereto acknowledges and agrees that the Amended Credit Agreement and all other documents entered into in connection therewith, will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be affected or prejudiced in any manner except as specifically provided herein. The Borrower hereby further acknowledges and agrees that all Security granted by it to the Agent for its own benefit and on behalf of the Lender Secured Parties and others in connection with the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, including confirmations and acknowledgements thereof, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security interests and covenants therein contained or thereby constituted, as continuing security for all indebtedness, liabilities and other obligations of the Borrower under the Amended Credit Agreement and each other Document to which it is a party.

9.

Expenses. The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the reasonable out of pocket expenses, including reasonable legal fees and disbursements (on a solicitor and his own client full indemnity basis), enforcement costs and reasonable fees and disbursements of the Financial Advisor, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution and maintenance of the Amended Credit Agreement and of this Agreement.

10.

Counterparts. This Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as in provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

THIS CONSENT AND FIRST AMENDING AGREEMENT has been executed effective the date first written above.

OBSIDIAN ENERGY LTD., as Borrower

By:	“Peter D. Scott”
Peter D. Scott
Senior Vice President and Chief Financial Officer

[Consent and First Amending Agreement – Obsidian]

ROYAL BANK OF CANADA, as Agent

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Consent and First Amending Agreement – Obsidian]

ROYAL BANK OF CANADA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Consent and First Amending Agreement – Obsidian]

THE BANK OF NOVA SCOTIA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Consent and First Amending Agreement – Obsidian]

BANK OF MONTREAL, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Consent and First Amending Agreement – Obsidian]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:	(Signed)
Name:
Title:
By:	(Signed)
Name:
Title:

[Consent and First Amending Agreement – Obsidian]

EXPORT DEVELOPMENT CANADA, as Lender
By:	(Signed)
Name:
Title:
By:	(Signed)
Name:
Title:

[Consent and First Amending Agreement – Obsidian]

ATB FINANCIAL, as Lender
By:	(Signed)
Name:
Title:
By:	(Signed)
Name:
Title:

[Consent and First Amending Agreement – Obsidian]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender
By:	(Signed)
Name:
Title:
By:	(Signed)
Name:
Title:

[Consent and First Amending Agreement – Obsidian]

NATIONAL BANK OF CANADA, as Lender
By:	(Signed)
Name:
Title:
By:	(Signed)
Name:
Title:

[Consent and First Amending Agreement – Obsidian]

BUSINESS DEVELOPMENT BANK OF CANADA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Consent and First Amending Agreement – Obsidian]

ACKNOWLEDGEMENT:

Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), 1647456 Alberta Ltd., Penn West Northern Harrier Partnership, Obsidian Energy Partnership (by its former name, Penn West Petroleum), Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership and Penn West Sandhill Crane Ltd. (each a “Guarantor”, and collectively, the “Guarantors”) each hereby acknowledge and consent to the Agreement and acknowledge, agree and confirm that the guarantee dated May 18, 2017 (the “Guarantee”), provided by the Guarantors for the benefit of the Lender Secured Parties, and all representations, warranties, covenants and other obligations set forth therein are binding on the Guarantors and continue in full force and effect as a guarantee of all of the Lender Secured Obligations. Each Guarantor hereby restates the terms set forth in the Guarantee to the extent necessary under applicable Law to give effect to the foregoing. The Guarantors hereby further acknowledge and agree that all Security granted by each of the Guarantors to the Agent on behalf of the Lender Secured Parties and others in connection with the Guarantee, the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security for all indebtedness, liabilities and other obligations of the undersigned.

Acknowledged as of the First Amendment Date.

OBSIDIAN ENERGY LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Senior Vice President and Chief
Financial Officer

[Consent and First Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST NORTHERN HARRIER
PARTNERSHIP, by its managing partner, PENN
WEST SANDHILL CRANE LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

[Consent and First Amending Agreement – Obsidian (Guarantor Acknowledgment)]

OBSIDIAN ENERGY PARTNERSHIP, by
its managing partner, OBSIDIAN ENERGY
LTD.

Per:	“Peter D. Scott”
“Peter D. Scott”
Senior Vice President and Chief
Financial Officer

[Consent and First Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST PROP HOLDCO LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

[Consent and First Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST PROP LIMITED
PARTNERSHIP, by its general partner,
PENN WEST PROP HOLDCO LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

[Consent and First Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST SANDHILL CRANE LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

[Consent and First Amending Agreement – Obsidian (Guarantor Acknowledgment)]

1647456 ALBERTA LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

[Consent and First Amending Agreement – Obsidian (Guarantor Acknowledgment)]

SCHEDULE A

TO CONSENT AND FIRST AMENDING AGREEMENT

SCHEDULE B

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

COMMITMENT AMOUNTS

LENDER	OPERATING FACILITY COMMITMENT AMOUNT	INDIVIDUAL TRANCHE A FACILITY COMMITMENT AMOUNT	INDIVIDUAL TRANCHE B FACILITY COMMITMENT AMOUNT	INDIVIDUAL COMMITMENT AMOUNT
Royal Bank of	[Redacted –	[Redacted –	[Redacted –	[Redacted –
Canada	Confidential]	Confidential]	Confidential]	Confidential]

The Bank of	[Redacted –	[Redacted –	[Redacted –	[Redacted –
Nova Scotia	Confidential]	Confidential]	Confidential]	Confidential]

Bank of Montreal	[Redacted –	[Redacted –	[Redacted –	[Redacted –
	Confidential]	Confidential]	Confidential]	Confidential]

Canadian	[Redacted –	[Redacted –	[Redacted –	[Redacted –
Imperial Bank of	Confidential]	Confidential]	Confidential]	Confidential]
Commerce

Export	[Redacted –	[Redacted –	[Redacted –	[Redacted –
Development	Confidential]	Confidential]	Confidential]	Confidential]
Canada

ATB Financial	[Redacted –	[Redacted –	[Redacted –	[Redacted –
	Confidential]	Confidential]	Confidential]	Confidential]

Fédération des	[Redacted –	[Redacted –	[Redacted –	[Redacted –
caisses	Confidential]	Confidential]	Confidential]	Confidential]
Desjardins du
Québec

National Bank of	[Redacted –	[Redacted –	[Redacted –	[Redacted –
Canada	Confidential]	Confidential]	Confidential]	Confidential]

Business	[Redacted –	[Redacted –	[Redacted –	[Redacted –
Development	Confidential]	Confidential]	Confidential]	Confidential]
Bank of Canada

	[Redacted –	[Redacted –	[Redacted –	[Redacted –
Total:	Confidential]	Confidential]	Confidential]	Confidential]

SCHEDULE B

TO CONSENT AND FIRST AMENDING AGREEMENT

SCHEDULE H

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

BORROWER GROUP INFORMATION

Borrower and Subsidiaries

Name	Jurisdiction of Formation	Location of Chief Executive Office	Location of Business and Assets (Jurisdictions)	Designation	Ownership
Obsidian Energy	Alberta	Alberta	Alberta	Borrower	Public
Ltd.

1116760 B.C.	British	Alberta	Inactive	Subsidiary	100% owned by Obsidian
Ltd.	Columbia				Energy Ltd.

1295739 Alberta	Alberta	Alberta	Inactive	Subsidiary	100% owned by Obsidian
Ltd.					Energy Ltd.

1329813 Alberta	Alberta	Alberta	Inactive	Subsidiary	100% owned by Obsidian
Ltd.					Energy Ltd.

1647456 Alberta	Alberta	Alberta	Alberta	Material	100% owned by Obsidian
Ltd.				Subsidiary	Energy Ltd.

Cordova Gas	Alberta	Alberta	Alberta	Subsidiary	100% owned by Obsidian
Resources Ltd.					Energy Ltd.

Peace River Oil	Alberta	Alberta	Alberta	Subsidiary	General partner interests
Partnership					owned by Penn West Northern Harrier Partnership (54.99%), Penn West Sandhill Crane Ltd. (0.01%) and PROP Energy 45 Limited Partnership (45.00%)

Penn West	Alberta	Alberta	Alberta	Material	General partner interests
Northern Harrier Partnership				Subsidiary	owned by Penn West PROP Limited Partnership (99.99%) and Penn West Sandhill Crane Ltd. (0.01%)

Name	Jurisdiction of Formation	Location of Chief Executive Office	Location of Business and Assets (Jurisdictions)	Designation	Ownership
Penn West	Delaware	Alberta	U.S. Holding	Subsidiary	100% owned by Obsidian
Petroleum, Inc.			Company		Energy Ltd.

Obsidian Energy	Alberta	Alberta	Alberta	Material	General partner interests
Partnership				Subsidiary	owned by Obsidian Energy Ltd. (99.99%) and 1647456 Alberta Ltd. (0.01%)

Penn West PROP	Alberta	Alberta	Alberta	Material	100% owned by Obsidian
HoldCo Ltd.				Subsidiary	Energy Ltd.

Penn West PROP	Alberta	Alberta	Alberta	Material	99.99% limited partner
Limited				Subsidiary	interest owned by Obsidian
Partnership					Energy Ltd. 0.01% general partner interest owned by Penn West PROP Holdco Ltd.

Penn West Reece	Alberta	Alberta	Inactive	Subsidiary	100% owned by Obsidian
Acquisition Ltd.					Energy Ltd.

Penn West	Alberta	Alberta	Alberta	Material	100% owned by Obsidian
Sandhill Crane				Subsidiary	Energy Ltd.
Ltd.

PROP Energy 45	Alberta	Alberta	Alberta	Material	99.99% limited partner
Limited Partnership				Subsidiary	interest owned by Cordova Gas Resources Ltd.

0.01% general partner interest owned by PROP Energy 45 GP Ltd.

PROP Energy 45	Alberta	Alberta	Alberta	Material	100% owned by Obsidian
GP Ltd.				Subsidiary	Energy Ltd.

Upton Resources	Montana	Alberta	Wyoming	Subsidiary	100% owned Penn West
USA, Inc.					Petroleum Inc.

List of Material Subsidiaries as of the First Amendment Date

Penn West Northern Harrier Partnership

Obsidian Energy Partnership

Penn West PROP Holdco Ltd.

Penn West PROP Limited Partnership

Penn West Sandhill Crane Ltd.

1647456 Alberta Ltd.

List of Property Owned by Subsidiaries Identified as “Inactive” in the Table set forth above

Personal and real property.

Nil material or operating assets.